UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

CST Holding Corp.
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

12642U 102
 (CUSIP Number)

Christine Tedesco
7060 B. South Tucson Way
Centennial, Colorado 80112
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SEPTEMBER 30,  2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12642U 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christine Tedesco

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization – Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 8,200,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power - 8,200,000

	10	Shared Dispositive Power –-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person –8,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12642U 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven Tedesco

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization – Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 8,200,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power - 8,200,000

	10	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person –8,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of CST Holding Corp., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 7060 B. South Tucson Way, Centennial, Colorado 80112.

Item 2. Identity and Background

The persons filing this statement (collectively, the “Reporting Persons”) are: Christine Tedesco and Steven Tedesco.  Christine Tedesco is the President, Chief Executive and Financial Officer, Treasurer, and a Director of the Company.

Christine and Steven Tedesco are husband and wife. The business address of the Reporting Person is 7060 B. South Tucson Way, Centennial, Colorado 80112.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration
On September 30, 2009, the Company acquired CST Oil & Gas Corporation, a Colorado corporation, (“CST”) through a Share Exchange agreement (the “Share Exchange Agreement”) whereby the shareholders of  CST exchanged all of their common stock for Company common shares(the “Share Exchange”).  In connection with the Share Exchange, the stockholders of CST exchanged all of their CST stock for a total of 8,000,000 shares of our common stock.  Immediately prior to the Share Exchange, certain of the Company’s existing shareholders tendered a total of 8,000,000 shares of Company common stock to the Company for cancellation, leaving 1,696,000 issued and outstanding common shares.  As a result, following the Share Exchange the Company had 9,696,000 shares of its common stock issued and outstanding, of which approximately  84.6% were held by the former shareholders of CST.

Item 4.   Purpose of Transaction

The Reporting Persons hold the shares of Company Common Stock for investment. In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions. Except as set above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule I 3D.

Item 5. Interest in Securities of the Issuer
As of December 31, 2009, based upon information provided by the Company, there were 9,696,000 shares of Common Stock outstanding. The Reporting Persons’ interest in the Company is as follows:

A total of 8,200,000 shares of Company Common Stock, which includes 4,050,000 shares owned of record by Christine Tedesco and 4,050,000 shares owned of record by Steven A. Tedesco. In addition, Steven A. Tedesco owns 100,000 shares of record. A total of 8,000,000 shares were acquired in the Share Exchange transaction. A total of 100,000 shares have been privately purchased from existing shareholders.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

There are no applicable contracts, arrangements, understandings or relationships, except as otherwise described herein.

Item 7. Material to be Filed as Exhibits
The Stock Exchange Agreement dated September 30, 2009, as filed  under cover of Form 8-K on September 30, 2009 as Exhibit 2.1  is incorporated by reference herein.

The following Exhibit is attached hereto and incorporated by reference:

99.1 Joint Filing Agreement dated March 22, 2010.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   March 25, 2010

Signature:	/s/ Christine Tedesco
Name:	Christine Tedesco

Signature:	/s/ Steven Tedesco
Name:	Steven Tedesco

End of Filing